NORTHEAST INVESTORS TRUST

A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary

Q1 2024

Market Recap

During the first quarter of 2024, fixed income markets were buffeted by rising interest rates, as financial markets reduced the number of anticipated 2024 interest rate cuts from nearly five to only two. The proximate reason for this reversal was the resilience of the U.S. economy, despite the Federal Reserve's aggressive monetary policy.

We at Northeast have written on this before, articulating our thesis that the Fed's actions in raising interest rates would have less negative impact than broadly anticipated. Our thinking had two main prongs: first, that **monetary policy was simply moving from ultra-easy to less-easy**, and, second, that **changes in interest rates have less impact than conventionally thought**. Although many observers reacted to the unanticipated economic resilience by advancing their view that monetary policy works with a noticeable lag, it seems that that thinking is getting less traction now two years into the tightening cycle.


High Yield Spreads
March 2014 - March 2024
10-Year Avg: 420 bps
900bps
800bps
700bps
600bps
500bps
400bps
300bps
200bps
100bps
0bps
3/31/2014
3/31/2015
3/31/2016
3/31/2017
3/31/2018
3/31/2019
3/31/2020
3/31/2021
3/31/2022
3/31/2023
3/31/2024
Source: ICE BofA US High Yield Index, ICE BofA Current 10-Year US Treasury Index

Yields/Spreads:

The yield on the benchmark 10-year bond rose 33 basis points (bps), from 3.88% at year end to 4.21% at March 31, whereas the yield on the ICE BofA US High Yield Index (the "Index") rose only 6 bps points, from 7.69% to 7.75%.

This asymmetric movement meant the high yield market outperformed Treasuries, and that credit spreads tightened by 27 bps. The spread closed the quarter at 354 bps, which is lower than the 10-year average of 420 bps, but still considerably higher than the lows reached in 2021 (see chart center).

Issuance & Defaults:

The Securities Industry and Financial Markets Association (SIFMA) reported a very strong quarter in the primary market during Q1, with $624B of new corporate debt ($536B investment grade & $88B high yield) issuance. The $88B of high yield issuance is the most since Q3 '21 and roughly 117% higher than Q1 of last year. Much of this activity has been used for the refinance of upcoming maturing debt. These refinancings, happening since 2020, have efffectively pushed out maturities, with now roughly half of the high yield market scheduled to mature in the years 2027-2029.

S&P Global Ratings expects defaults to peak in Q3 of 2024, before settling on a 12-month trailing default rate of 4.75% by year end. S&P believes the sectors most likely to see defaults will be consumer products, health care and media and entertainment.

Fund Performance

The total return for the Trust during Q1 was +2.2%, compared to 1.5% by the Index. For full performance results, please see the table on page 3.

The Trust continues to keep its duration short in order to reduce interest rate risk. The Trust's duration at quarter end was 2.5 years vs. the Index's 3.6 years. This short duration has also helped control volatility as measured by standard deviation. The Trust's 3-year standard deviation was 4.8 at quarter end vs. the Index's 8.5.

The Trust's weighted-average coupon stands at 7.2% vs. 6.3% of the Index. As of March 31st, the Trust consists of roughly roughly 84% of its portfolio in income-generating corporate bonds and preferred securities, 14% in equities and 2% in cash.

Contributors to the Trust's performance:

- Pyxus 8.5% 12/31/27 (Tobacco)
- NL Industries Common Stock (Chemicals)

Detractors to the Trust's performance:

- Altice France SA 8.125% 2/1/27 (Telecom)
- Republic of Argentina GDP-Linked Warrants

Additions - The following securities (sectors) were added to the portfolio:

- CrownRock 5.625% 10/15/25 (Oil & Gas)
- Five Point Operating 10.5% 1/15/28 (Real Estate)

Subtractions - The following positions were reduced or removed due to corporate actions:

- Five Point Operating 7.875% 11/15/25 (Real Estate)
- Westmoreland 8% Senior TL (Coal)
- CNX Resources 7.25% 3/14/27 (Energy & Natural Gas)
- Wynn Las Vegas 5.5% 3/1/25 (Gaming)

S&P Ratings Changes:

- Comstock Resources 6.75% 3/1/29 - Downgrade (3/1/24) from B+ to B
- Republic of Argentina GDP-Linked Warrants - Upgrade (3/15/24) from CCC- to CCC
- KB Home 7.25% 7/15/30 - Upgrade (3/25/24) from BB to BB+
- Altice France SA 8.125% 2/1/27 - Downgrade (3/28/24) from B- to CCC+

Outlook

Looking forward, we remain relatively constructive on the economic outlook, and, accordingly, our view on the high yield market remains unchanged: we continue to like short-duration high yield bonds and think that this corner of the fixed income markets will continue to outperform. Our core view stands that economic conditions will remain benign and therefore that recession scenarios and their attendant high yield spreads are less likely. At the same time, we have focused a lot of our research into a bottom-up analysis of the 2023 weakness in manufacturing, and we believe that 2024 will provide upside surprises on that front compared to top-down macroeconomic theories. Such a rebound has already been partially confirmed by individual companies in their corporate earnings reports and perhaps also by the recently surging prices for raw commodity products such as copper and aluminum.

Having said that, we do stand ready to pivot and extend duration if conditions reach the point where markets become too pessimistic about the likelihood of the Fed's ultimately achieving its twin goals of maximum employment and price stability. In such a case where the market overshoots, the rewards of pouncing on such a dislocation could be fruitful.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

Watch and Read Bruce's Takes on...

- ***Good(s) News in 2024, April 2024***
- ***A Softer, Slower Landing, March 2024***
- ***2024 Credit Markets Outlook***

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 3/31/24:

AVERAGE ANNUAL RETURNS (AS OF MARCH 31, 2024)

	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	2.22%	2.22%	10.36%	3.83%	2.17%	0.14%	6.84%
ICE BofA US High Yield Index	1.49%	1.49%	11.00%	2.20%	4.02%	4.36%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.26% on an annualized basis ending 9/30/2023.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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